EXHIBIT 99.1
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the three and six months ended April 30, 2010 and the years ended October 31, 2009 and 2008:

			Three	Six
	Year Ended October 31,		Months Ended	Months Ended
Canadian GAAP	2009	2008	April 30, 2010	April 30, 2010
Excluding Interest on Deposits	2.90	1.79	4.89	4.74
Including Interest on Deposits	1.40	1.20	2.25	2.15

			Three	Six
	Year Ended October 31,		Months Ended	Months Ended
U.S. GAAP	2009	2008	April 30, 2010	April 30, 2010
Excluding Interest on Deposits	3.29	1.79	4.59	4.76
Including Interest on Deposits	1.46	1.19	2.09	2.10